Exhibit 21 - Subsidiaries of the Registrant

First Financial Bank N.A. is a wholly-owned subsidiary of the Registrant. It is a national banking association. The bank conducts its business under the name of First Financial Bank N.A.

The Morris Plan Company is a wholly-owned subsidiary of the Registrant. It is an Indiana corporation. The company conducts its business under the name of The Morris Plan Company of Terre Haute, Inc.

First Chanticleer Corporation is a wholly-owned subsidiary of the Registrant. It is an Indiana corporation. It is a property rental entity and conducts its business under the name First Chanticleer Corporation.

FFB Risk Management Co., Inc. is a wholly-owned subsidiary of the Registrant. It is an insurance captive and conducts its business under the name of FFB Risk Management Co,, Inc.